UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-15223

CUSIP No.: 423498104

(Check One):	☐ Form 10-K ☐Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________

PART I — REGISTRANT INFORMATION

HEMACARE CORPORATION
(Full Name of Registrant)

N/A
(Former Name if Applicable)

15350 Sherman Way, Suite 350
(Address of Principal Executive Office (Street and Number))

Van Nuys, California 91406
(City, State and Zip Code)

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Effective as of November 5, 2007, the Board of Directors of HemaCare Bioscience, Inc. (“HemaBio”), the wholly-owned Florida-based research products subsidiary of HemaCare Corporation (the “Registrant”), closed the operations of HemaBio. Additional time is required to complete the description of the closing of HemaBio for inclusion in, and to integrate the financial information relating thereto into, the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robert S. Chilton	(818) 226-1968
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate cannot be made.

The Registrant anticipates that it will report a net loss of $5,596,000, or $0.64 per share basic and diluted, for the quarterly period ended September 30, 2007, compared to net income of $448,000, or $0.05 per share basic and diluted, for the same period of 2006. Included in the net loss for the quarter are (i) a $4,259,000 non-cash charge for goodwill impairment associated with closing HemaBio, (ii) a $622,000 non-cash charge from the increase in the Registrant’s deferred tax asset valuation reserve to 100%, and (iii) a $290,000 operating loss at HemaBio.

The following table sets forth the Registrant’s anticipated condensed consolidated statement of operations data for the three months ended September 30, 2006 and 2007.

	Three Months Ended September 30,
	2007	2006
Revenues:
Blood products	$7,495,000	$7,186,000
Blood services	2,066 ,000	1,991,000
Total revenues	9,561,000	9,177,000

Operating costs and expenses:
Blood products	7,209,000	6,079,000
Blood services	1,457,000	1,367,000
Total operating costs and expenses	8,666,000	7,446,000

Gross profit	895,000	1,731,000

General and administrative expenses	1,605,000	1,276,000

Goodwill impairment	4,259,000	-

(Loss) income before income taxes	$(4,969,000)	$455,000

Provision for income taxes[1]	627,000	7,000
Net (loss) income	$(5,596,000)	$448,000

Basic (loss) earnings per share	$(0.64)	$0.05

Diluted (loss) earnings per share	$(0.64)	$0.05

Weighted average shares outstanding - basic	8,794,000	8,298,000

Weighted average shares outstanding - diluted	8,794,000	9,104,000

1      Includes a $622,000 charge from the increase in the deferred tax asset valuation reserve to 100%.

HEMACARE CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2007	By:
Robert S. Chilton, Chief Financial Officer